UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement Under
             Section 14(D)(4) Of The Securities Exchange Act Of 1934



                             PrimeSource Corporation
                            (Name of Subject Company)

                             PrimeSource Corporation
                       (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                    741593107
                      (CUSIP Number of Class of Securities)

                                 Barry Maulding
                                 General Counsel
                             PrimeSource Corporation
                                 355 Treck Drive
                         Seattle, Washington 98188-7603
                                 (206) 394-5582
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)



                                    Copy to:
                             David E. Beavers, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103
                                 (215) 564-8036

     (X) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Contact: James F. Mullan, CEO & President
                  (856) 488-4888 or

                  William A. DeMarco, Vice President & CFO
                  (856) 488-4888



              PRIMESOURCE CORPORATION ANNOUNCES NEGOTIATIONS TO BE
                    ACQUIRED BY FUJI PHOTO FILM U.S.A., INC.
                    ----------------------------------------


Pennsauken, NJ (August 31, 2001) - PrimeSource Corporation (NASDAQ NM: PSRC), the leading distributor and digital workflow integrator to the printing and publishing industry, today announced that it is engaged in negotiations to be acquired by Fuji Photo Film U.S.A., Inc. in a transaction which would pay to each holder of PrimeSource common stock a price of $10.00 per share, net in cash. The transaction was approved by Fuji's ultimate parent corporation in Tokyo, Japan, on August 31, 2001, and will be presented to PrimeSource's Board of Directors for approval on or before September 4, 2001.

If approved by the Board of Directors of PrimeSource, and if a definitive merger agreement is completed and signed, it is expected to provide for Fuji, through a new subsidiary, to commence a tender offer to purchase all of the outstanding shares of PrimeSource common stock. The tender offer would be conditioned upon, among other things: (i) the tender of PrimeSource common shares representing at least 80% of the shares outstanding on the expiration date of the offer and (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

In the merger to occur following completion of the tender offer, each share of PrimeSource Common Stock which is outstanding and not purchased in the tender offer would be converted into the right to receive $10.00 in cash.

PrimeSource provides more than 200,000 line items from 500 manufacturers to over 20,000 customers from locations throughout the United States.

Certain statements in this press release are forward-looking and are subject to a number of factors, including material risks, uncertainties and contingencies, which could cause actual results to differ materially from those set forth in the forward-looking statements.These risks and uncertainties include, but are not limited to, the execution of the definitive merger agreement and, if executed, the successful consummation of the proposed transaction and other risks and uncertainties set forth in the Company's Form 10-K and 10-Q and other filings with the Securities and Exchange Commission.


This news release is for informational purposes only. It does not constitute a solicitation/recommendation statement under the rules and regulations of the SEC. PrimeSource urges its shareholders to carefully review any such solicitation/recommendation statement when and if it is filed with the SEC prior to making any decisions with respect to the offer described above as it will contain important information. PrimeSource's shareholders will be able to obtain any such solicitation/recommendation statement for free if and when it becomes available at the SEC's web site at www.sec.gov and will be mailed to all stockholders free of charge.


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